March 24, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Susan M. Atkins
Chief Financial Officer
Impreso, Inc.
652 Southwestern Boulevard
Coppell, Texas 80401

RE:	Impreso, Inc. (the "Company")
	Form 10-K for the fiscal year ended August 31, 2004
	File No. 000-29883

Dear Ms. Atkins:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Form 10-K for the fiscal year ended August 31, 2004

Item 6.  Selected Financial Data, page14

1. To the extent that factors exist which may materially affect the
comparability of the information reflected in the selected
financial
data, you should either briefly describe or cross-reference to a discussion thereof. In this regard, we note that you disclose in your Form 8-K dated December 15, 2004 that earnings per share for fiscal 2004 increased 58% partially due to a non-recurring event, a deferred tax benefit resulting from the sale of your California building; however, no information has been disclosed with regard this non-recurring event.  Please revise future filings to include a brief
description or cross-reference to a discussion of the deferred tax benefit resulting from the sale of your California building and any other material factors which may affect the comparability of the information presented in your table. See Instruction 2 of Item 301 of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies
Revenue Recognition, page15

2. You state that you record revenue related to TST sales at the time of shipment, and for accounts that are not reasonably assured of collection, you reserve for such doubtful accounts based upon your historical experience and management`s evaluation of existing economic conditions. However, it is unclear whether your assessment of collectibility is performed at the outset of the arrangement, prior to revenue recognition. In this regard, supplementally tell us when you assess collectibility and how your revenue recognition policy complies with Staff Accounting Bulletin Topic 13. Your response should include, but not be limited to, a timeline of when you reserve for doubtful accounts in relation to the related revenue recognition. Also, expand your disclosure in MD&A and in the notes to your consolidated financial statements to clarify your revenue recognition policy in future filings.

Inventories, page 16

3. We note that you record reductions to revenue when products are returned. In this regard, supplementally tell us, with a view toward expanded disclosure in future filings, the nature and significant terms of your product return policy and explain how your revenue recognition policy complies with paragraph 6 of FAS No. 48. We may have further comment upon receipt of your response.

Results of Operations, page 17

4. We note that revenues related to two significant customers, IBM and Staples which represent 11% and 19% of fiscal 2004 revenue, respectively, are expected to significantly decrease in future periods for the reasons described in the Business section of the filing. In this regard, please revise future filings to discuss the impact that (1) the termination of the Trademark Licensing Agreement with IBM and (2) the significant decrease in purchases by Staples will have on your liquidity, capital resources, and results of operations (i.e., net sales or revenues and income from continuing operations). Similarly, discuss the impact that the expected decline in continuous feed business forms (as described in the first paragraph under the caption, Market Conditions of TST) will have on your operations. In addition, supplementally tell us how these events impacted your impairment analysis for long-lived assets and clearly explain your significant assumptions and estimates used in the analysis. We may have further comments upon receipt of your response. See Item 303(a)(1) through (3) of Regulation S-K and
Section III.B.3 of FR-72.

Liquidity and Capital Resources, page 18

5. In future filings, please include a discussion and analysis of known trends and uncertainties with regard to your liquidity and capital resources and whether your past performance is indicative of your future performance. Such items may include, but not be limited to, the effect of the loss of the significant customers, your program of reducing inventory levels (as described on page 7), the issuance of debt to finance leasehold improvements (Note 13), and the sale-leaseback of the facility in California (Note 7). See Section IV of
FR-72.

6. We also note that net cash provided from operating activities and net cash used in financing activities have significantly increased during the fiscal year ended August 31, 2004 as compared to prior years presented on the statements of cash flows. In this regard, please revise future filings to include a balanced discussion of cash flows generated by operating, investing and financing activities. Discuss the underlying reasons for significant changes and whether you expect trends to continue in the future. See Section 501.03.a of the Financial Reporting Codification and Section IV of FR-72.

7. Revise future filings to discuss liquidity on a long-term basis in accordance with Instruction 5 to Item 303(a) of Regulation S-K.
If
you have not identified any sources of long-term liquidity, include a statement to that effect.

8. Revise future filings to discuss planned capital expenditures and related financing sources necessary to maintain sales growth. Your discussion should include, but not be limited to, the capital expenditures related to the start-up costs of Alexa Springs, Inc. See Section 501.02 of the Financial Reporting Codification.

Item 7A - Quantitative and Qualitative Disclosures About Market
Risk,
page 20

9. Please revise future filings to present your quantitative disclosures about market risk so that they are presented in one of the suggested formats outlined in Item 305(a) of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

10. We note your gross presentation of the provision for losses of receivables separate from the increase (decrease) in trade accounts receivable within operating activities of your consolidated statements of cash flows. Further, we also note your gross presentation of the provision on inventory as separate line item from increase (decrease) in inventory. Presenting these items on a gross basis is appropriate based upon the guidance outlined in FAS No. 95;
however, it appears your application of this guidance is inconsistent between the periods presented. For example, you present the provision for losses of receivables net of write-offs of accounts receivable in fiscal 2004 and 2003 while in fiscal 2002 it is reflected on a gross basis, excluding any write-offs of accounts receivable. Similarly, we note your gross presentation of the change in inventory for both fiscal year 2004 and 2002; however, in fiscal
2003, the change is presented net of the provision for loss on inventory. In this regard, revise future filings for such that these and other similar items are presented on a consistent basis to provide comparability between periods.

Note 2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-9

11. Please tell us and disclose in future filings your planned revenue recognition policy for products and/or services to be sold under your wholly owned subsidiary, Alexa Springs, Inc.

Commissions and Rebates, page F-10

12. We note that you have reclassified sales commissions and advertising discounts to selling, general and administrative expense from cost of sales in your 2003 and 2002 consolidated statements of operations. In this regard, supplementally tell us, with a view toward expanded disclosure, the nature and significant terms of the sales commissions and the advertising discount arrangements provided to your customers and quantify each type of incentive for each period presented. Explain why the sales commissions and advertising discounts you provide to your customers is not recorded as a reduction to revenue as prescribed in EITF No. 01-9 and the reason(s) why you believe your accounting treatment for such costs is appropriate. Also, tell us the relevant accounting literature that supports your accounting treatment. We may have further comments upon receipt of your response.

Consolidated Statements of Operations, page F-5
Other Expense (Income), page F-10

13. We note that other expense (income) includes gain on sale of assets, and expenses associated with the sale of the California buildings. In this regard, please revise future filings, to separately quantify and present the gain on sales of assets, and expenses associated with the sale of the California buildings as components of operating income for each period presented versus non-operating items. See footnote 68 of Staff Accounting Bulletin Topic
13.

Note 7.  TST`s Equipment Lease Agreements, page F-16

14. To the extent you have material operating leases, revise future filings to disclose the significant terms of the leases. Your disclosure(s) should address the following, where appropriate:

* Material lease agreements or arrangements.

* The essential provisions of material leases, including the original term, renewal periods, reasonably assured rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives, and unusual provisions or conditions.

* The accounting policies for leases, including the treatment of each of the above components of lease agreements.

* The basis on which contingent rental payments are determined with specificity, not generality.


Note 8.  Commitments and Contingencies, page F-17

15. Please tell us and disclose in future filing, how the amounts associated with the loss from fraudulently diverted funds was recorded in your consolidated financial statements. We may have further comment upon receipt of your response.

Form 10-Q for the Quarterly Period Ended November 30, 2004

16. Comply with the comments on the Form 10-K for the year ended
August 31, 2004 as they apply to filings on Form 10-Q.

* * * * *

You may contact Jean Yu at (202) 824-5421 or Katherine Mathis at
(202) 942-1994 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 942-1936 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief
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Susan M. Atkins
Impreso, Inc.
March 24, 2005
Page 1